Chunghwa Telecom Announces Senior Management Changes

Taipei, Taiwan, R.O.C. January 28, 2014 - Chunghwa Telecom Co., Ltd. (“CHT”, “Chunghwa Telecom” or the “Company”, TAIEX: 2412, NYSE: CHT) today announced that its Board of Directors has appointed Dr. Rick L. Tsai as Chairman and CEO of Chunghwa Telecom, effective immediately. Dr. Tsai replaces Dr. Yen-Sung Lee, who after serving the Company for 40 years, has chosen to retire. In addition, Dr. Shu Yeh will step down from his position as Chief Financial Officer (CFO) and Executive Vice President (EVP) upon completion of a four-year secondment from the National Taiwan University. President Mu-Piao Shih will serve as interim CFO.

Dr. Rick L. Tsai most recently served as the Chairman and Chief Executive Officer of TSMC Solar and TSMC Solid State Lighting since 2011. From 2001 to 2011, he held the following successive positions in TSMC: President and Chief Operation Officer, President and Chief Executive Officer and President of New Businesses. Before joining TSMC, Dr. Tsai was based in the United States and worked for Hewlett-Packard for several years. Dr. Tsai holds a Ph.D. in material science and engineering from Cornell University and a bachelor’s degree in physics from National Taiwan University.

Under Dr. Tsai’s co-leadership with President Shih, Chunghwa Telecom will aggressively promote LTE and fiber broadband services, lead the domestic telecom industry in developing digital convergence and become an international telecom leader.

In addition, as previously agreed upon, Dr. Shu Yeh will step down from his position as CFO and EVP on February 1st, 2014. Dr. Yeh was sent to Chunghwa Telecom from the National Taiwan University on secondment in 2010.

About Chunghwa Telecom

Chunghwa Telecom is the leading integrated telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet services to residential and business customers in Taiwan.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this presentation reflect the current belief of Chunghwa as of the date of this presentation and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law. This presentation is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw